Exhibit 99.1

NOVADAQ Technologies Inc.

Annual Information Form

For the year ended
December 31, 2015

March 22, 2016

TABLE OF CONTENTS

ITEM	1.	CORPORATE STRUCTURE		4
		1.1	Name, Address and Incorporation	4
		1.2	Inter-Corporate Relationships	4
ITEM	2.	GENERAL DEVELOPMENT OF THE BUSINESS		4
		2.1	Overview	4
		2.2	Three-Year History	5
ITEM	3.	NARRATIVE DESCRIPTION OF THE BUSINESS		9
		3.1	General	9
		3.2	Business Strategy	11
		3.3	Business Operations	12
		3.4	Manufacturing Operations	16
		3.5	Alliances and Partnerships	17
		3.6	Major Customers and Segment Revenues	18
		3.7	Reimbursement and Regulatory Matters	18
ITEM	4.	BUSINESS RISK FACTORS		20
ITEM	5.	ACQUISITIONS		31
ITEM	6.	INTELLECTUAL PROPERTY		32
ITEM	7.	HUMAN RESOURCES		33
ITEM	8.	FACILITIES		33
ITEM	9.	DIVIDENDS		33
ITEM	10.	DESCRIPTION OF CAPITAL STRUCTURE		33
ITEM	11.	MARKET FOR SECURITIES		35
		11.1	Trading Price and Volume	35
		11.2	Prior Sales	36
ITEM	12.	DIRECTORS AND OFFICERS		36
		12.1	Directors and Executive Officers	36
		12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	40
		12.3	Conflicts of Interest	40
		12.4	Share Ownership Guidelines	41
ITEM	13.	LEGAL PROCEEDINGS		41
ITEM	14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		41
ITEM	15.	TRANSFER AGENT AND REGISTRARS		41
ITEM	16.	MATERIAL CONTRACTS		42
ITEM	17.	INTERESTS OF AUDITORS		42
ITEM	18.	ADDITIONAL INFORMATION		42
APPENDIX “A” AUDIT COMMITTEE INFORMATION				43
SCHEDULE I AUDIT COMMITTEE CHARTER OF NOVADAQ TECHNOLOGIES INC.				45

Special Note Regarding Forward Looking Statements

This Annual Information Form for NOVADAQ Technologies Inc. (“NOVADAQ” or the “Company”) contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which the Company refers to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY, SPY Elite Fluorescence Imaging System (the “SPY Elite Imaging System”), PINPOINT Endoscopic Fluorescence Imaging System (the “PINPOINT Imaging System”), PINPOINT upgrade kit, LUNA™ Fluorescence Angiography System (the “LUNA Imaging System”), the Firefly™ component used in the da Vinci robot (“Firefly” and together with the SPY Elite, PINPOINT and LUNA Imaging Systems, collectively, the “SPY Imaging Systems”) and CO2 Heart Laser System, EasyLDI Perfusion Camera (“EasyLDI Camera”) and DermACELL® tissue products (collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”) sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and DermACELL tissue products (“DermACELL”), future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health® (“LifeNet Health”), the license and supply agreements with Intuitive Surgical®, Inc. (“Intuitive”), the co-marketing agreement with Arthrex, Inc. (“Arthrex”), the distribution agreements with MAQUET Cardiovascular (“MAQUET”), the various international distribution agreements and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution arrangements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for certain Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of the SPY Imaging Systems, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Imaging Systems; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; quarter to quarter revenue fluctuations due to numerous external risk factors; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks associated with conducting business internationally; risks related to medical or scientific advances that could render the Products obsolete; market acceptance and adoption of the SPY Imaging Systems and/or DermACELL; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property (“IP”) and third party IP; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

Certain of the risks and uncertainties affecting the Company are included in greater detail in the “Risk Factors” section within this Annual Information Form. Forward-looking information is provided in this Annual Information Form for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to these risk factors and other uncertainties discussed herein. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date.  Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this Annual Information Form.

Unless specified otherwise, all dollar amounts refer to Canadian dollars.

NOVADAQ, SPY, SPY ELITE, LUNA and PINPOINT are trademarks of Novadaq Technologies, Inc. CO2 Heart Laser is a trademark of Novadaq Corp. FIREFLY is a trademark of Intuitive Surgical, Inc.  DermACELL is a trademark of LifeNet Health.

ITEM 1.	CORPORATE STRUCTURE
1.1	Name, Address and Incorporation

NOVADAQ was incorporated under the Canada Business Corporations Act on April 14, 2000.  The registered and principal office of the Company is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9.

1.2	Inter-Corporate Relationships

The Company has five wholly owned subsidiaries: (1) NOVADAQ Corp., incorporated under the laws of the State of Delaware in July of 2005, which is involved in the Company’s commercial activities in the United States (“U.S.”), (2) NOVADAQ GmbH, incorporated under the laws of Germany, which is involved in the Company’s commercial activities in Europe, (3) Aïmago SA (“Aïmago”), incorporated under the laws of Switzerland, which the Company acquired in 2014 to further develop Aïmago’s specialized perfusion imaging technology for commercial use, (4) NOVADAQ Hong Kong Limited, incorporated under the laws of Hong Kong in December of 2015, which is involved in the Company’s commercial activities in East Asia, South Asia and Australia, and (5) NOVADAQ Japan, G.K., existing under the laws of Japan in March of 2016, which is involved in the Company’s commercial activities in Japan.

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS
2.1	Overview

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed.

The SPY fluorescence imaging technology utilized in the SPY Elite, PINPOINT, LUNA Imaging Systems and Firefly (“SPY Fluorescence Imaging”) provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and for the treatment of acute and chronic wounds outside the operating room. The technology utilized in SPY Imaging Systems has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Fluorescence Imaging core technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs. Over 175 peer-reviewed publications report clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. Academic literature supports claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications. These complications can negatively impact patient quality of life and significantly increase overall treatment costs.

The focus of NOVADAQ’s operations began with research and development, and in mid-2005, the Company launched its first commercial application for the SPY Intraoperative Imaging System in the U.S. From 2009 through 2012, the Company formed certain alliances with market leading companies for the broader commercialization of NOVADAQ’s leading products. In 2013, NOVADAQ first established a direct sales team in North America to focus on the sale of the Company’s PINPOINT

Imaging System and the LUNA Imaging System. In 2015, NOVADAQ rapidly expanded its direct sales team in order to sell and market the SPY Elite® Imaging System, which was previously distributed and marketed in North America by LifeCell Corporation (“LifeCell”). The Company also acquired exclusive worldwide distribution rights to LifeNet Health’s DermACELL tissue products, which are used in breast reconstruction surgery and wound care procedures, and the new direct sales team began selling DermACELL to the Company’s customers as of January 2015.

In January 2016, NOVADAQ further expanded its direct sales force in order to accommodate the establishment of two distinct sales divisions: (1) the surgical division which is focused on selling the SPY Elite® Imaging System, the PINPOINT Imaging System and DermACELL products used in breast reconstruction procedures; and (2) the wound care division which is focused on selling the LUNA™ Fluorescence Angiography System and DermACELL products used in diabetic foot ulcers and chronic non-healing wounds.

Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in additional research and development and acquisitions in order to expand the applications of its current and future imaging platforms and direct sales offerings. As of the end of 2015, more than 200,000 procedures utilized the SPY Imaging Systems and more than 2,375 SPY Imaging Systems are in use in hospitals throughout the U.S.

A portion of NOVADAQ’s current revenues comes from alliances formed with leading distributors in relevant markets outside North America. Additionally, NOVADAQ projects that a portion of its future revenues will be derived from the sale of DermACELL, which is offered to clinicians alongside of the SPY Imaging Systems.

NOVADAQ’s direct sales and marketing efforts are currently focused on the following market development activities: (1) expansion, training and development of the existing sales and marketing teams to support the establishment of two distinct sales divisions (surgical and wound care); (2) commercialization activities required to support the continued growth and distribution of the SPY Imaging Systems, such as post-market research, clinical studies, key opinion leader development, educational support, material development and reimbursement validation; (3) continued development of commercialization strategies to leverage the recently acquired, exclusive distribution rights to LifeNet Health’s DermACELL tissue products for wound care and breast reconstruction surgery; (4) marketing activities required to continue to develop new clinically relevant applications for SPY Imaging Systems; and (5) commercialization activities required to support the growth, marketing and sale of SPY Imaging Systems globally in conjunction with the Company’s international distribution partners.

2.2	Three-Year History

Fiscal 2015 Highlights

In December of 2015, NOVADAQ commenced the enrollment of patients in a prospective open label, multi-center study (the “FILM™ study”) assessing the safety and utility of the PINPOINT Imaging System in the identification of lymph nodes in patients with uterine and cervical malignancies who are undergoing lymph node mapping. The primary end point will be the ability to visualize, identify and map lymph nodes in lymphatic mapping procedures. The FILM study is expected to enroll up to 150 patients in 6 centers across the U.S and Canada. The following individuals are serving the principal co-investigators of the study: Nadeem Abu-Rustum, M.D., from the Memorial Sloan Kettering Cancer Center, Pedro Escobar, M.D., from Hospital HIMA San Pablo-Caguas, James Orr, M.D., from Lee Memorial Health System, Marie Plante from the University of Laval and Fidel Valea, M.D., from Duke University. Details of the study can be viewed at the website www.clinicaltrials.gov.

On September 30, 2015, NOVADAQ entered into a co-marketing agreement (the “Co-Marketing Agreement”) with Arthrex, a global medical device company and leader in orthopaedic medical device innovation. The Co-Marketing Agreement enabled the two companies to combine their expertise and devices to offer a world-class endoscopic system for a wide variety of surgical specialties, including orthopedic, general, colorectal and gynecological surgeries. NOVADAQ’s “plug and play” PINPOINT upgrade kit facilitates the seamless integration of its SPY Fluorescence Imaging into Arthrex’s Synergy System (the “Synergy System”), thereby combining the most clinically relevant fluorescence imaging experience with the leading 4K white light endoscopic system. Both companies continue to sell their own standalone systems in addition to the combined systems, giving end-users unparalleled choice in providing the best care for their patients. Arthrex has the ability to include the PINPOINT upgrade kit in all new Synergy System purchases, as well as upgrade their existing installed base. NOVADAQ’s surgical sales team sells the PINPOINT upgrade kit as a part of its fluorescence imaging ecosystem and NOVADAQ supplies the fluorescence imaging kits required to perform SPY Fluorescence Imaging procedures directly to Arthrex customers that have purchased the PINPOINT upgrade kit.

On September 28, 2015, NOVADAQ unveiled the SPY-Q Case Manager (“SPY-QCM”), at the Symposium on Advanced Wound Care Fall 2015 meeting held in Las Vegas, Nevada. SPY-QCM is an image acquisition and analysis software toolkit that will also enable physicians treating patients with compromised blood flow and tissue perfusion to assess the effectiveness of chosen treatments over time using new case management functionality. SPY-QCM will compile image data acquired using the LUNA Imaging System over the course of a treatment period, and will provide a clear history of a patient’s recovery progress and, if appropriate, allow physicians to alter treatment strategies to maximize the likelihood of a successful outcome.

Following up on the PILLAR II study (see Fiscal 2014 Highlights below), NOVADAQ began enrolling patients for a randomized, controlled, parallel multicenter study, called PILLAR III, to further evaluate the use of the PINPOINT Imaging System in lower anterior colon resection. Study subject enrollment commenced in March of 2015. The study is expected to enroll up to 1000 patients in 20 to 25 U.S. centers. PILLAR III’s primary endpoint will be an improvement in post-operative anastomotic leak rates in low anterior resection procedures which use the PINPOINT Imaging System as an adjunct to standard surgical practice compared to surgical procedures performed according to standard surgical practice alone.  Michael Stamos, M.D. from the University of California, is the Principal Investigator. Details of the trial can be viewed at the website www.clinicalstrials.gov.

Fiscal 2014 Highlights

On December 22, 2014, the Company announced various changes to its management team and structure to further position the Company for continued direct sales success and global growth. Roger Deck was appointed Chief Financial Officer, with overall responsibility for financial reporting, financial and strategic planning, human resources, as well as management over the Company’s relationships and interactions with the investment community. Mr. Deck previously served as NOVADAQ’s Vice President of Operations, a position he held since 2008. Before transitioning to that role, he was NOVADAQ’s Chief Financial Officer from 2004 to 2008 and also served as the Company’s Assistant Secretary. Mr. Deck succeeded Stephen Purcell, the former Chief Financial Officer. Other organizational changes included the consolidation of global sales and marketing responsibility under the leadership of Dr. Rick Mangat, as Senior Vice President and General Manager. Lori Swalm, who was previously NOVADAQ’s Vice President of Regulatory Affairs and Health Policy, assumed the position of Vice President of Marketing. Finally, Douglas Carroll assumed additional responsibilities as Vice President of Global Business Development, including the development of commercialization strategies to leverage the distribution rights to LifeNet Health’s DermACELL tissue products for wound and breast reconstruction surgery.

On December 9, 2014, NOVADAQ announced the signing of a multi-year agreement pursuant to which, NOVADAQ was appointed the exclusive worldwide distributor of LifeNet Health’s DermACELL tissue products for wound and breast reconstruction surgery. DermACELL is a technologically advanced Acellular Dermal Matrix (“ADM”) that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside DermACELL will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. As a result, NOVADAQ’s ability to pair the use of SPY Imaging Systems and DermACELL will provide clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals.

On November 30, 2014, LifeCell transferred all marketing and distribution rights to the SPY Elite System to NOVADAQ. LifeCell provided certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to approximately the revenue share pursuant to the distribution agreements. The parties terminated the distribution agreement, signed in September 2010, related to the marketing and distribution of the SPY Elite Imaging System in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery and also terminated agreements that were signed in November 2011 related to the marketing and distribution of the SPY Elite Imaging System in the interventional and vascular fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively. The termination agreement provided for, along with other customary terms, a one-time payment of U.S.$4.5 million to LifeCell at the time of termination. The two parties also agreed to settle any and all legal disputes.

On September 28, 2014, NOVADAQ’s PILLAR II study, Perfusion Assessment in Laparoscopic Left Sided/Anterior Resection, was published online ahead of print in the Journal of American College of Surgeons. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. Dr. Michael Stamos, PILLAR II principal investigator and Professor and Chair of the Department of Surgery at the University of California, Irvine, found that PINPOINT images provided surgeons the versatility to assess tissue perfusion prior to transection of the proximal colon as well as view the mucosal perfusion post-anastomoses. The study found that among the 139 patients included in the final data analysis, as a result of PINPOINT images, investigators encountered a 1.4% anastomotic leak rate and made operative plan revisions in 8% of patients, with a 0% anastomotic leak rate among those patients after PINPOINT guided the surgeon to a change in the operative plan. Without the use of PINPOINT imaging, complications related to post-operative anastomotic leaks occur in 12.6% of Low Anterior Resections despite adherence to the surgical principles of good blood supply, tension-free repair and accurate tissue approximation. Based on these results, the investigators concluded that PINPOINT is a safe and effective tool for intraoperative assessment of tissue perfusion during colorectal resection, and may decrease the rates of anastomotic leaks and thereby improve patient outcomes while lowering the cost of care.

On May 12, 2014, the Company completed the acquisition of Aïmago, a privately held medical imaging company, founded in 2008 as a spin-off from Ecole Polytechnique Fédérale de Lausanne, a Switzerland based academic and research institution. The Company paid Aïmago shareholders, consideration of U.S.$10,000,000, which included U.S.$6,500,000 in cash, plus U.S.$3,500,000 in NOVADAQ common shares. The Company issued 201,845 common shares from treasury.  If certain regulatory and commercial milestones are achieved in the future, NOVADAQ may also pay contingent consideration totaling an additional U.S.$2,400,000 which may be satisfied in cash or in NOVADAQ common shares at NOVADAQ’s option. Of the initial consideration of U.S.$10,000,000, approximately U.S.$357,000 was allocated to inventory, with the remainder allocated to the acquired patents. As part of the transaction, the Company incurred U.S.$225,000 of legal and other incremental costs which have been included as part of the cost of the patents.  The Company will record the additional contingent consideration of up to U.S.$2,400,000 upon achievement of the specific milestones. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. Aïmago’s lead product, the EasyLDI Camera, is 510(k) cleared by the FDA and CE Marked for sale in Europe. The design of the device is tablet inspired, and is capable of “point-and-shoot” perfusion imaging at the surface of the skin, without the need to administer any imaging agent to patients. The ability of the EasyLDI Camera to rapidly visualize surface perfusion is expected to be optimal for screening and pre-diagnostic uses in multiple settings including doctors’ offices where patients are assessed for wounds, burns and limb ischemia.

On April 14, 2014, the board of directors of the Company (the “Board of Directors” or the “Board”) adopted an amended and restated majority voting policy. Pursuant to that policy, in an uncontested election of directors of the Corporation, if any nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director shall immediately tender his or her resignation to the Chairman of the Board following the meeting. The Corporate Governance Committee will then consider any such offer of resignation and recommend to the Board whether or not to accept the resignation.

Fiscal 2013 Highlights

On October 29, 2013, NOVADAQ closed a public offering of 6,250,000 common shares of the Company, on a bought deal basis, at a price to the public of U.S.$16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately U.S.$104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately U.S.$99,600,000. The common shares described above were sold by the Company in the U.S. pursuant to the Company's effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and were not offered for sale or distributed in any province or territory in Canada.

In August 2013, NOVADAQ acquired surgical scintigraphy imaging technology that is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The Company acquired inventory and patents from Digirad Corporation (“Digirad”) related to the “Trapper” Surgical Imaging System for consideration of U.S.$2,000,000 and up to an additional U.S.$1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years from the date of the first commercial sale. Of the initial consideration, approximately U.S.$147,000 was allocated to inventory, with the remainder allocated to the patents. In addition, three other patents were acquired for U.S.$664,853, resulting in total additions of U.S.$2,517,267. All patents acquired are considered to have finite useful lives varying from 13 – 21 years are being amortized using the straight-line method.

On May 7, 2013, NOVADAQ announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of U.S.$12.90 per common share. Gross proceeds from the offering were approximately U.S.$57,857,000, resulting in cash proceeds of U.S.$54,675,000, net of transaction costs.

On March 26, 2013, Fairfax Financial Holdings Limited exercised its right to convert its debentures with principal value of U.S.$5,149,009 in exchange for 2,772,151 common shares in accordance with the terms of the debentures.

On March 15, 2013, NOVADAQ terminated its Marketing and Sales Distribution Alliance Agreements with KCI USA Inc. and KCI Medical Resources Limited (“KCI”). NOVADAQ also amended and restated its distribution agreements with LifeCell and LifeCell Medical Resources Limited, subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications. The KCI distribution agreements had granted KCI exclusive rights to market and distribute the LUNA Imaging System for use in surgical and wound care procedures.

In January 2013, the Company hired Tom Tamberrino as Vice President of Sales as part of the Company’s objective to build a direct sales team to sell both the PINPOINT and LUNA Imaging Systems.

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS
3.1	General

NOVADAQ primarily develops, manufactures and markets real-time fluorescence imaging technology products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive, interventional surgical or diagnostic procedures are performed. The Company’s SPY Fluorescence Imaging provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation. NOVADAQ’s SPY Imaging Systems are primarily sold on the basis of providing clinical value, both to healthcare providers and practitioners. Use of the SPY Imaging Systems have been shown in clinical studies to improve clinical outcomes, which creates economic value to healthcare providers in the form of reduced costs and improved patient outcomes. SPY Fluorescence Imaging enables physicians in multiple specialties to make more informed decisions during both the diagnosis and treatment of complex diseases and conditions. In the operating room, the ability to visualize real-time natural or physiologic blood flow in vessels, micro-vessels and tissue, enables surgeons to make image-driven adjustments to operative plans while procedures are in progress. As demonstrated by the PILLAR II study results, which were published in The Journal of American College of Surgeons, post-operative complications occur less frequently than historically reported, patient outcomes are improved and the need for repeat procedures can be reduced.

The World Health Organization (“WHO”) estimates that more than 230,000,000 operations are performed worldwide each year including 48,000,000 inpatient surgeries in the U.S. alone. The National Surgical Quality Improvement Program estimates that, on average, 6.5% of patients suffer complications following surgery, although rates are higher than 20% for some complex surgeries such as esophagectomy and certain breast reconstruction procedures. The mean additional cost for minor complications was calculated at U.S.$9,600 per patient, and for major complications at U.S.$23,870. Van Den Bos et al., (Health Affairs 2011) estimate that costs associated with post-operative adverse events and medical errors total approximately U.S.$20 billion annually in the U.S. The WHO projects that 50% of post-surgical complications are likely preventable.

Perfusion of blood into tissue is essential for survival of the tissue. Unfortunately, many complex surgeries result in damage to the vasculature that provides the perfusion. Prior to the introduction of SPY Fluorescence Imaging by NOVADAQ, prediction of future tissue viability was largely based on clinical judgment, and clinical judgment often proved inaccurate, with rates of complications associated with tissue necrosis approaching 40% in some procedures including breast reconstruction, head and neck reconstruction, colorectal resection and abdominal wall repair surgeries.

Numerous reports have quantified costs of complications associated with specific surgeries. For example, Vonlanthen et al., (Ann. Surg. 2011) reported a U.S.$40,509 increase in average patient care cost due to complications among patients undergoing colorectal surgery, although costs can exceed U.S.$100,000 in specific cases of serious complications such as anastomotic leak.

Based on management’s interpretation of available statistics and surgeon feedback, the Company estimates that there are more than 800,000 surgeries performed in the U.S. each year in which impaired tissue perfusion is a frequent cause of post-operative complications. Complications associated with tissue necrosis arise in 5% to 30% of patients undergoing surgeries in the Company’s target markets which include breast, head and neck and abdominal wall reconstructions, as well as colorectal and esophageal surgeries. Post-operative complications can range from increased length of intensive care and hospital stay, reoperation, systemic infection, loss of limb, delay of other therapies and death. Weiss et al., (AHRQ Pub. No. 10 (11) - EHC009-2-EF) estimated the cost of Medicare readmissions to exceed U.S.$1.7 billion in 2013. NOVADAQ estimates that the total costs associated with necrosis-related complications, in the Company’s lead markets in the U.S., is approximately U.S.$1.3 billion each year. In addition to post-surgical complications, poor perfusion is a contributing factor in non-healing extremity ulcers which afflict more than 3,500,000 diabetics in the U.S., with an annual cost for treatment of peripheral arterial disease in these patients exceeding U.S.$4 billion, according to a report entitled, Diabetic Foot Ulcers Peripheral Artery Disease And Critical Limb Ischemia, published in 2010 by the SAGE Consulting Group, LLC, Atlanta, GA. Additionally, NOVADAQ estimates that there are more than 500,000 surgeries performed in the U.S. each year in which the imaging of critical structures such as bile ducts, sentinel lymph nodes and lesions associated with endometriosis may be beneficial.

NOVADAQ is aware of emerging competitors in the medical device industry that are distributing, or attempting to develop, devices which employ fluorescence based visual assessment technology. As fluorescence imaging devices become routinely adopted and accepted by surgeons, market competition is likely to increase significantly. In a marketplace where NOVADAQ is the leading player, management believes that the recent competitive activity is a strong indicator of clinical significance, market value and product acceptance of fluorescence imaging technology. NOVADAQ believes that the breadth of its experience with visual assessment technology, the ongoing advancement of the SPY Imaging Systems, its clinical research and development initiatives and the quality of its direct sales and marketing infrastructure will enable it to maintain the market leading position of the SPY Elite Imaging System for use in open surgery, the PINPOINT Imaging System for minimally invasive surgery and the LUNA Imaging System for wound care.

NOVADAQ believes that emerging fluorescent imaging devices are based on technology which is relatively unsophisticated and accordingly any competing products are likely to be of an inferior quality in comparison to the SPY Imaging Systems, and may not produce images that can be objectively analyzed or quantified to the same degree as those images produced by the SPY Imaging Systems.

Devices that do not utilize fluorescence imaging, such as CT imaging, can be used pre-operatively to locate perforator vessels that supply blood to tissue flaps, but unlike SPY Fluorescence Imaging, CT imaging does not supply information related to blood flow intensity, which is more relevant to the selection of perforators for flap procedures. Surgeons have also reported that SPY Fluorescence Imaging may be more reliable in locating perforator vessels in the operating room because registration marks made during the CT scan may not be accurate when patients are in certain positions on the operating room table or under the influence of anesthesia. Software analysis tools that are integral to the SPY Imaging Systems can be used to further enhance SPY images, which can allow surgeons to quickly identify the best perforators available.

Surgeons may place electromagnetic flow measuring devices in the target area of concern to give some auditory impression of blood flow to the tissue. These devices generally remain in place for a few days following surgery and are checked at routine intervals during the immediate post-operative recovery period.  However, there are reported limitations to the information provided by flow measurements in that the flow signal is only related to the vasculature that is in direct contact with the probe, there is no visual confirmation of complete tissue perfusion and interpretation of the audio signal can be very subjective. Probes may also become dislodged in the routine course of delivering post-operative care to patients.

NOVADAQ believes that the market leading position of its SPY Imaging Systems and the strength of its Other Products will allow it to operate profitably in the future; however, there is no guarantee that it will be able to maintain its leading market position, advance its technology or successfully partner or directly sell its Products. It is also possible that its competitors may develop competing technologies that are superior to NOVADAQ’s, making its current Products obsolete. The Company intends to vigorously defend its patent estate if infringement was deemed to occur; however, there is no assurance that it will be successful in any such defense.

3.2	Business Strategy

Historically, medical imaging has been associated with diagnosis and the underlying concept that more accurate diagnosis leads to better patient treatment. Radiologists have used MRI, CT and other imaging modalities to diagnose and detect disease more accurately. NOVADAQ is taking the same concept to the next level by providing the SPY Fluorescence Imaging modality to surgeons for use during the surgical procedure, enabling better treatment. Just as diagnostic-imaging modalities can be used for many different types of diagnosis, NOVADAQ’s SPY Imaging Systems can be used by multiple physician specialties in a number of different types of interventions including open and minimally invasive surgeries in the operating room or interventional procedures that are typically performed in a clinic.

SPY Fluorescence Imaging has been shown to be beneficial in a variety of open and minimally invasive surgical and diagnostic applications, including but not limited to mastectomy and breast reconstruction, colon resection (open and minimally invasive), diagnostic vascular assessment and limb salvage, laparoscopic cholecystectomy, esophageal reconstruction (open and minimally invasive), thyroidectomy and coronary artery bypass. Future applications include lymphatic mapping in patients with cancers that spread through the lymphatic system and treatment of lymphedema in patients that have blockage in lymphatic drainage due to damaged or removal of lymph nodes.  Since there are multiple surgical procedures that can be advanced by the use of SPY Fluorescence Imaging, NOVADAQ has applied a multi-product strategy that tailors the needs of the specific procedure or specialty in the embodiment of the product. NOVADAQ’s product commercialization strategies are based upon first directly developing the evidence of clinical value for the Company’s Products through work with key opinion leading surgeons and institutions and following that with the building of appropriate sales and marketing strategies directly through early adopters to establish the potential of the business. For example, NOVADAQ is currently conducting the FILM study assessing the use of PINPOINT Imaging System for lymph node mapping in patients with uterine and cervical cancer. The FILM study is designed to enable NOVADAQ to potentially expand the FDA cleared label for PINPOINT Imaging System to include the fluorescence mapping of lymph nodes.

Once the commercial potential of a product is established, NOVADAQ evaluates different approaches to achieving full adoption either through an alliance with a market leading company of the specific specialty or through the Company’s direct sales team. NOVADAQ began its commercial strategies with products that were best suited for alliances. Thus, NOVADAQ is currently partnered with Intuitive to supply the Firefly fluorescence imaging component for integration into the da Vinci robot (“Firefly Fluorescence Imaging”) and the associated disposable supplies, MAQUET for the distribution and sale of the CO2 Heart Laser product, LifeNet Health with respect to the distribution by NOVADAQ of LifeNet Health’s DermACELL tissue products for wound care and breast reconstruction surgery in order to offer comprehensive clinical solutions for health care providers and practitioners.

NOVADAQ has established its own direct sales team and commercialization strategies. In 2013, NOVADAQ established direct sales and marketing for both the PINPOINT Imaging System for minimally invasive surgery and interventional procedures, and the LUNA Imaging System for interventional, diagnostic procedures that are typically performed in a clinic. In 2015, NOVADAQ’s direct sales team was expanded to also sell and market the SPY Elite Imaging System, which was previously distributed and marketed in North America by LifeCell.

In December 2014, NOVADAQ was appointed the exclusive worldwide distributer of DermACELL tissue products. DermACELL is a technologically advanced ADM product that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts such as DermACELL. The use of NOVADAQ’s SPY Fluorescence Imaging alongside DermACELL will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. NOVADAQ’s ability to pair the use of SPY Fluorescence Imaging and DermACELL provides clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals. The Company has trained and developed its existing sales force on the use of DermACELL to facilitate the sale of such tissue products alongside NOVADAQ’s family of SPY Imaging Systems.

NOVADAQ believes that the partnership with LifeNet Health uniquely positions NOVADAQ as the only company to offer a combined solution of fluorescence imaging and tissue perfusion assessment with a high performance, proprietary human ADM product like DermACELL. LifeCell’s ADM products have been the leading products in the ADM market for several years, followed by other smaller offerings such as those from Allergan and Bard. The recent patent lawsuit won by LifeNet Health against LifeCell, which cited infringement against LifeCell’s ready to use and room temperature stored products, may negatively influence customer purchasing behaviors (this judgement is currently being appealed by LifeCell).

The installed base of the technology continues to grow at a rapid pace. More than 2,375 SPY Imaging Systems are in use in hospitals throughout the U.S. NOVADAQ’s long-term strategy includes continuing to grow the SPY Imaging System installed base, and to leverage the installed base by implementing device functionality within the installed based that will enable imaging technologies based on new fluorescing molecules that will lead to additional clinical benefit. During the course of 2016, the Company will develop its commercialization strategies in order to fully leverage its expanded direct sales force and the sale of DermACELL alongside the Company’s family of SPY Imaging Systems. The Company plans to continue to work with its alliance distribution partners to increase placements and utilization of SPY Fluorescence Imaging in Europe, Brazil, India, China, Korea, Japan, Russia, the Middle East, and Australia. NOVADAQ’s product development team will also continue to support the alliances and the Company’s direct businesses by developing new and enhanced SPY Fluorescence Imaging device(s), companion software systems and value-added accessories for new applications in clinical settings. NOVADAQ will also continue its focus on further demonstrating the clinical and economic value of the technology and anticipates supporting new clinical studies and expects that additional publications will be released throughout 2016.

3.3	Business Operations
3.3.1	Open Surgery

The SPY Elite Imaging System has been 510(k) cleared by the U.S. Food and Drug Administration (“FDA”) for use in the following applications: (i) coronary artery bypass graft surgery, (ii) other cardiovascular procedures, (iii) plastic surgery, (iv) reconstructive surgery, (v) microsurgery, (vi) organ transplant, and (vii) gastrointestinal surgery.

Plastic and Reconstructive Surgery:

In plastic and reconstructive surgery, if perfusion to tissue is compromised during complex procedures, such as breast and other flap surgeries, the consequences range from tissue necrosis, requiring tissue debridement, to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay.  Two textbook chapters written by the editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery recommend the use of SPY Elite Imaging System during breast reconstruction surgery in order to potentially reduce tissue necrosis and other major complications. More than 36 additional publications in the medical literature also support the clinical and cost savings benefits of the SPY Elite Imaging System in reconstructive surgeries including breast, head and neck and abdominal wall reconstructions. In May 2012, the journal Plastic and Reconstructive Surgery published a Level 1 comparative study in which investigators demonstrated that use of the SPY Elite Imaging System in breast reconstruction surgeries was superior to clinical judgment. In the January 2014, issue of the Aesthetic Surgery Journal, a paper was published that compared the necrosis complication rates, as well as the rates and costs associated with unexpected perfusion-related reoperations for 184 patients who underwent breast reconstruction surgery with SPY Fluorescence Imaging, versus 184 patients who were reconstructed without SPY Fluorescence Imaging. Mastectomy skin necrosis rates were lower with the SPY Imaging System, with the biggest reduction being severe necrotic complications.  As a result, reoperation rates were lower, and the calculated cost savings due to the lower reoperation rate averaged a little more than U.S.$610 per patient. A recent study published online by The Breast Journal demonstrated that the use of the SPY Elite Imaging System reduced the rate of tissue death by 86%. This study involved a retrospective, comparative analysis of 467 breast reconstructions at the Mayo Clinic between 2008 and 2013. The study also demonstrated the ability of the SPY Elite Imaging System to produce a 3 fold increase in single stage direct to implant breast reconstruction, a technique that is enabled in more patients by the use of SPY Fluorescence Imaging. The American Society of Plastic Surgeons (“ASPS”) estimates that in the Company’s lead market, approximately 95,589 breast reconstruction surgeries were performed in the U.S. in 2013. NOVADAQ believes that the market opportunity in reconstructive surgery could potentially extend to approximately 450,000 additional complex reconstructive surgeries, within the more than 5,700,000 reconstructive procedures reported annually by ASPS.

Colorectal Surgery:

High-risk colon resection surgeries, including low and left side resections and stoma creation or reduction, which combined represent about 125,000 open surgeries per year, are associated with high rates of complications including an average 12.5% anastomotic leak rate. Colorectal surgeons agree that anastomotic leaks occur for a number of reasons including tension, techniques and poor perfusion. Enhanced visualization of perfusion in the colon may assist surgeons in determining where to make their transection based on the quality of perfusion, which may be of significant clinical benefit. Currently, 60% to 70% of colon resections are performed as open surgeries although this is expected to decrease in future years as minimally invasive surgery becomes more prevalent. NOVADAQ’s PILLAR II, a prospective study in 139 colon reconstruction patients, demonstrated a 1.4% rate of anastomotic leak and an 8% change in surgical plan due to perfusion assessment in patients undergoing minimally invasive colon resection with PINPOINT. PILLAR III, an open label prospective randomized clinical trial in low anterior resection patients, is currently underway in 20 U.S. hospitals.

Head and Neck Reconstruction Surgery:

Head and neck surgery involves the harvest, transfer and attachment of soft and sometimes bony tissues to areas of the head and neck that have been either affected by cancer, damaged by traumatic injury or were deformed at birth. If perfusion to tissue is compromised following complex head and neck reconstructive procedures, the consequences range from tissue necrosis, requiring tissue debridement, to loss of the newly constructed body part, which can result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. In published reports, the SPY Elite Imaging System has been used to assess perfusion following head and neck flap tissue transfer, and has enabled surgeons to take corrective actions to ensure that transferred tissue flaps heal without necrotic loss. According to the 2013 Plastic Surgery Statistics Report by the ASPS, reconstructive surgeons in the U.S. performed more than 199,000 head and neck (maxillofacial) surgeries. NOVADAQ believes that more 60% of these procedures involved use of tissue flaps, and that this is the main market for SPY Elite Imaging System in head and neck surgery.

3.3.2	Minimally Invasive Surgery

NOVADAQ’s PINPOINT Endoscopic Imaging System combines SPY Fluorescence Imaging with the high-definition visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT Imaging System can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery.  The demand for minimally invasive procedures is rapidly growing, as smaller incisions lead to faster recovery, thus leading to reduced length of hospital stay and lower costs. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications.

The first application for the PINPOINT Imaging System is high-risk colon resection surgeries, including low and left side resections and stoma creation or reduction. Combined, these groups represent about 50% of the 250,000 colon resections performed each year in the U.S. Based on the results of PILLAR II, it has been shown that enhanced visualization and PINPOINT’s ability to provide for the assessment of the viability of the anastomosis quality with respect to perfusion may be of significant clinical benefit. In January 2015, final results of NOVADAQ’s PILLAR II study, Perfusion Assessment in Laparoscopic Left Sided/Anterior Resection, was published in the Journal of American College of Surgeons. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. Michael Stamos, M.D., PILLAR II Principal Investigator and Professor and Chair of the Department of Surgery at the University of California, Irvine, found that PINPOINT images provided surgeons the versatility to assess tissue perfusion prior to transection of the proximal colon as well as view the mucosal perfusion post-anastomoses. The study found that among the 139 patients included in the final data analysis, as a result of PINPOINT images, investigators encountered a 1.4% anastomotic leak rate and made operative plan revisions in 8% of patients, with a 0% anastomotic leak rate among those patients after the PINPOINT Imaging System guided the surgeon to a change in the operative plan. Without the use of PINPOINT Imaging System, complications related to anastomotic leaks occur in 12.6% of Low Anterior Resections despite adherence to the surgical principles of good blood supply, tension-free repair and accurate tissue approximation. Based on these results, the investigators concluded that the PINPOINT Imaging System is a safe and effective tool for intraoperative assessment of tissue perfusion during colorectal resection, and may decrease the rates of anastomotic leaks and thereby improve patient outcomes while lowering the cost of care.

Furthermore, PINPOINT images allow gastrointestinal surgeons to visualize and objectively analyze perfusion versus non-perfusion in the upper and lower gastrointestinal (“GI”) tract in order to make informed decisions such as where to resect a section of colon. Perfusion to tissue can be compromised in gastrointestinal surgeries, which if not detected during the surgery, can lead to tissue necrosis and leakage, the need for repeat surgery, severe infection and high rates of mortality.

In December 2015, NOVADAQ commenced PILLAR III, a multi-center randomized study of patients, to further evaluate the use of PINPOINT fluorescence images in lower anterior colon resection. PILLAR III builds on the results of PILLAR II, which evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. Additionally, NOVADAQ has initiated early studies in applications including cholecystectomy, esophagostomy and sentinel lymph node localization.

Based on the results of PILLAR II, and clinical studies in general, gynecological and thoracic procedures and experiences with fluorescence imaging in open surgery, the PINPOINT Imaging System is expected to provide minimally invasive surgeons with better visualization of important anatomic structures during these complex procedures.  Improved visualization and enhanced functional imaging information result in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using the PINPOINT Imaging System in minimally invasive gastrointestinal, gynecological oncology, thoracic and general surgery.  The Company intends to use the existing clinical data and user feedback to determine the markets where the value proposition for PINPOINT endoscopic imaging would be the strongest.

3.3.3	Cardiovascular and Wound Care

SPY Fluorescence Imaging enables surgeons performing cardiovascular interventions, such as peripheral bypass and stenting, to accurately visualize adequately perfused versus non-perfused tissue while performing the procedure. Surgeons have reported using SPY Fluorescence Imaging as a tool to intra-procedurally assess the effectiveness of peripheral vascular interventions, using the information to guide debridement, to make more accurate decisions related to limb salvage and, if required, the need and level of digit or lower limb amputations. According to the American Diabetes Association, in 2012, 60% of the 150,000 lower limb amputations performed each year in the U.S. occur in diabetic patients. NOVADAQ believes that SPY Fluorescence Imaging will enable surgeons to provide these patients with better clinical outcomes.

The LUNA Imaging System, which is based on NOVADAQ’s core SPY Fluorescence Imaging technology, enables physicians treating chronic wounds to more reliably distinguish between perfused and non-perfused tissue during treatment of diabetic foot ulcers, pressure sores and of other serious chronic non-healing wounds. Since complete removal of non-perfused tissue is critical to healing, the use of LUNA Imaging Systems by wound care specialists can lead to better informed treatment decisions, and thereby may improve healing with the potential to reduce the number of visits to treatment centers for patients. Wound care specialists have reported that viewing images as they are being captured may encourage patients to better comply with their prescribed treatments. The SAGE Consulting Group estimates that more than 3,500,000 diabetic patients suffer from poorly- or non-healing ischemic and neuro-ischemic foot ulcers in the U.S., and that between 600,000 and 1,600,000 new ulcers occur each year. NOVADAQ believes that LUNA Imaging can improve the clinical outcomes and reduce the cost of care for these wounds by providing information that leads to more effective treatment.

NOVADAQ plans to release SPY-QCM for the LUNA Imaging System in the spring of 2016. The SPY-QCM image acquisition and analysis software toolkit will enable physicians treating patients with compromised blood flow and tissue perfusion to assess the effectiveness of chosen treatments over time using new case management functionality. SPY-QCM will compile image data acquired using the LUNA Imaging System over the course of a treatment period, and will provide a clear history of a patient’s recovery progress and, if appropriate, allow them to alter treatment strategies to maximize the likelihood of a successful outcome.

3.3.4	Tissue Products

DermACELL tissue products are technologically advanced ADM products that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. These allograft bio-implants are processed utilizing MATRACELL® and PRESERVON®, two of LifeNet Health's patented and proprietary technologies. MATRACELL renders these implants acellular, without compromising the biomechanical or biochemical properties while PRESERVON allows them to be stored at room temperature and ready to use out of the packaging.

Breast reconstruction surgeries following a mastectomy often involves the placement of an ADM product to supplement a patient’s own tissues. The use of ADM products in such surgeries have been occurring with increasing frequency because surgeons utilize ADM products, such as DermACELL to: (1) help to define the shape of the new breast; (2) create a biologic interface between mastectomy skin flaps potentially reducing the risk of infection or necrosis; and (3) provide structural reinforcement to the soft tissue of the breast. The ability of ADM products to promote significant revascularization and cellular infiltration make them an encouraging option for an array of tissue regeneration applications, including wound healing, soft tissue reconstruction, and augmentation (Bullocks, 2014). Additionally, the use of DermACELL in chronic wounds has been shown to increase cell infiltration, host tissue integration and promote vascularization, which as a result, can improve healing rates (Yonehiro, et al 2013). The largest randomized clinical trial for ADM products in wound care was completed in 2015 and published in the February 2016 issue of ePlasty (Walters et al 2015). The 200+ patient trial compared DermACELL to conventional care resulting in a statistically signiﬁcant higher healed rate than conventional care (67.9% vs 48.1%) and greater average percent reduction in wound area than conventional care (91.4% vs 80.3%; P = .0791).

Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of SPY Fluorescence Imaging alongside DermACELL allows clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. NOVADAQ’s ability to pair the use of SPY Fluorescence Imaging and DermACELL provides clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals.

3.3.5	Robotics

NOVADAQ partnered with Intuitive to integrate SPY Fluorescence Imaging into the da Vinci® Surgical Robotic System. FireFly enables surgeons performing robotic surgery to utilize fluorescence images in applications ranging from urology to gynecology.

3.4	Manufacturing Operations

The Company operates from leased premises in three different locations:

Location	Area (sq. ft.)	Premise Use	Expiry Date

Burnaby, BC	36,031	Manufacturing, research and development	September 30, 2025

Mississauga, ON	7,260	Corporate office and administration	September 30, 2017

Taunton, MA	6,750	Service and repairs	February 28, 2017

NOVADAQ manufactures components for the SPY Elite, PINPOINT, LUNA Imaging Systems and Firefly at its manufacturing facility located in Burnaby, British Columbia which could produce new lasers or alternatively, can be outsourced to several qualified original equipment manufacturer (OEM) resources. The manufacturing operation is ISO13485:2003 and Current Good Manufacturing Practices (“cGMP”) compliant and, as currently configured, has the capacity to manufacture up to 1800 units each year.

A third party currently assembles the consumable supply kits that NOVADAQ sells for use with its imaging devices. NOVADAQ has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and alternate sources of supply have been qualified. NOVADAQ and its service partner handle equipment installation and field service jointly.

3.5	Alliances and Partnerships

(a) Existing Alliances and Partnerships

Intuitive Surgical Alliance – In January 2009, Intuitive named NOVADAQ as the exclusive supplier of certain hardware components of Firefly and the fluorescence agent required to perform Firefly Fluorescence Imaging. Intuitive commenced full launch of Firefly in July 2011. NOVADAQ earns revenues principally from sales of hardware components and consumable supplies to Intuitive and royalties generated from sales of Firefly by Intuitive to end-users.

MAQUET Alliance - In January 2012, NOVADAQ named MAQUET the exclusive U.S. distributor of the CO2 Heart Laser System and the associated disposable products. Under the agreement, the parties share the revenues generated from sale of CO2 Heart Laser Systems and associated disposable products, subject to minimum values on the products sold.

LifeNet Health Alliance – On December 9, 2014, NOVADAQ signed a multi-year agreement wherein NOVADAQ was appointed exclusive worldwide distributor of LifeNet Health’s DermACELL tissue products for wound and breast reconstruction surgery. NOVADAQ’s ability to sell DermACELL alongside NOVADAQ’s SPY Imaging Systems enables the Company to offer comprehensive clinical solutions for health care providers and practitioners. Subject to certain conditions and NOVADAQ fulfilling certain sales performance metrics, the Agreement will automatically renew for successive five-year periods.

International Distribution Agreements – The Company has entered into various distribution agreements to market and distribute the SPY Imaging Systems in Europe, Brazil, India, China, Korea, Japan, Russia (and the Commonwealth of Independent States), the Gulf States, and Australia. None of the international distribution agreements, as considered on an individual basis, would be considered material for the fiscal year ended December 31, 2015.

(b) Terminated Alliances and Partnerships

KCI Alliance Termination - On March 15, 2013, NOVADAQ terminated its marketing and sales distribution alliance agreements with KCI USA Inc. and KCI. NOVADAQ also amended and restated its distribution agreements with LifeCell and LifeCell Medical Resources Limited, subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications.

LifeCell Alliance Termination- On November 30, 2014, NOVADAQ terminated the exclusive North American sales and marketing agreement with LifeCell with respect to the distribution of the SPY Elite Imaging System. In connection with the termination of this agreement, LifeCell transferred all marketing and distribution rights to the SPY Elite Imaging System to NOVADAQ. NOVADAQ and LifeCell also agreed to terminate agreements that were signed in November 2011 relating to the marketing and distribution of the SPY Elite Imaging System in the interventional and vascular fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively. The termination agreement provided for a one-time payment of U.S.$4.5 million to LifeCell and the parties agreed to settle any and all legal disputes between the parties.

3.6	Major Customers and Segment Revenues

The table below indicates consolidated revenue information generated by the Company from the sale of SPY Imaging Systems, including direct sales to customers, royalties, and partnership fee revenues. No other product category or major customer accounted for fifteen percent (15%) or more of the Company’s consolidated revenue for the financial years ended December 31, 2015 and December 31, 2014.

Revenue	2015	2014
(expressed in U.S. dollars)	$	$

SPY Imaging Systems Product Revenue	60,799,000	40,696,000
Royalty Revenue	2,023,000	1,909,000
Deferred Partnership Fee Revenue	-	3,291,000
Service Revenue	990,000	704,000

Total Revenue	63,812,000	46,600,000

3.7	Reimbursement and Regulatory Matters
3.7.1	Reimbursement

The Company’s ability to successfully commercialize the Products may depend in part on the extent to which reimbursement for the cost of certain Products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

On March 7, 2012, NOVADAQ announced the Centers for Medicare & Medicaid Services (“CMS”) established SPY Vascular Angiography as a new reimbursable service under the Hospital Outpatient Prospective Payment System. CMS use the Ambulatory Payment Classification (“APC”) system to set the payment rates at which health care providers are reimbursed for approved outpatient services under the Medicare and Medicaid program in the United States. Surgeons utilizing SPY Elite, PINPOINT and LUNA Imaging Systems continue to be professionally reimbursed for performing the procedure by using existing APC codes or the current procedural terminology codes established by the American Medical Association for the performance of certain procedures.

Below is a chronological history of the establishment of coding, reimbursement and payment:

•	October 2007: CMS established ICD-9-CM code 88.59 - Intra-operative Fluorescence Vascular Angiography, to describe SPY Fluorescence Imaging use during coronary artery bypass graft surgery.
•

October 2010: CMS made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY Intra-Operative Fluorescence Vascular Angiography procedures. ICD-9-CM procedure code is used by hospitals to describe medical procedures, but does not necessarily result in any direct incremental reimbursement to these facilities.

•

March 2012: CMS assigned SPY (SPY Elite, PINPOINT Imaging Systems and/or Firefly) fluorescence vascular angiography for payment to APC 0397 (Vascular Imaging) under OPPS, effective April 1, 2012. In October 2012, CMS published the final rule for OPPS 2013. Effective January 1, 2013, CMS increased the national average payment for APC 0397 to U.S.$330.97 from the previous national average of U.S.$154.87.

•

January 2014: CMS reassigned all procedures in APC 0397 to APC 0263 resulting in an assignment of fluorescence angiography to Level 1 Radiological Procedures. The national average payment for APC 0263 is US$317.98.

•	January 2015: CMS increased the national average payment for fluorescence angiography (APC 0263) from U.S.$317.98 to U.S.$337.00.
•	January 2016: CMS increased the national average payment for fluorescence angiography from U.S.$337.00 to U.S.$351.71.
3.7.2	Regulatory Matters

The SPY Elite, PINPOINT and LUNA Imaging Systems, Firefly and the CO2 Heart Laser are classified as medical devices for regulatory purposes, and the fluorescence agent may be regulated as both a medical device when sold in concert with the SPY Imaging System and as a drug when sold separately. Accordingly, the Company is subject to extensive regulations governing the research, development, manufacture, promotion, distribution and marketing of these systems.

DermACELL tissue products are manufactured and developed by LifeNet Health and regulatory compliance with regards to DermACELL is the responsibility of LifeNet Health. LifeNet Health holds a valid tissue establishment registration from the FDA and Cell, Tissue and Organ registration from Health Canada.

U.S.

The testing, production and sale of the Products are subject to regulation by numerous state and federal government authorities, principally the FDA, which regulates the pre-clinical, clinical testing, manufacture, labeling, distribution and promotion of medical devices.

The original SPY Imaging System received 510(k) clearance from the FDA in 2005.  Since that time, the Company has received 510(k) clearances from the FDA for labeling revisions for the SPY Imaging Systems which have allowed for greater flexibility in the administration of the fluorescence agent, for use of a fluorescence agent manufactured by an alternate supplier and for use of the SPY Fluorescence Imaging in cardiovascular (including the LUNA Imaging System for the assessment of blood flow in vessels and micro-vessels in extremities), plastic, reconstructive, micro, organ transplant and gastrointestinal surgery.

In 2009, the Company received 510(k) clearance for use of the PINPOINT Imaging System in minimally invasive procedures.

The TMR Laser System is a FDA Premarket Approval (“PMA”) approved product.

FireFly Fluorescence Imaging was cleared for use in robotic surgery by the FDA 510(k) in February 2011.

EasyLDI Camera, acquired from Aïmago in May 2014, has previously been 510(k) cleared by the FDA.

European Union

The Conformité Européenne Mark (“CE Mark”) was achieved for the original SPY imaging system in September of 2001 for use in cardiovascular surgery. CE Mark for use of SPY Fluorescence
Imaging in plastic reconstruction, micro, gastrointestinal surgery and lymphatic mapping was achieved in the first half of 2012. CE Mark for PINPOINT Imaging System was also achieved in 2013. The EasyLDI Camera, acquired from Aïmago in May 2014, has previously been issued a CE Mark.

Canada

Health Canada sets out the requirements governing the sale, importation and advertisement of medical devices in Canada. These regulations are intended to ensure that medical devices distributions in Canada are both safe and effective.

The Company obtained a Class III device license for the SPY System in cardiac surgery in September 2001. In December 2006, Health Canada issued a Class III device license for the SPY System in urological applications and, in 2011, a Class II device license for the SPY Elite Imaging System. PINPOINT Imaging System received Health Canada device license in December 2009.

The Company holds a valid Cell, Tissue and Organ registration certificate from Health Canada, allowing for the Company to facilitate importation of DermACELL into Canada without taking physical possession of the product.

Japan

The SPY Imaging System obtained a shonin in August 2003. The PINPOINT Imaging System obtained a shonin in January 2016.

China

The SPY Imaging System was registered in China in February 2015 and the PINPOINT Imaging System was approved in April 2015.

Rest of the World

In 2014 and 2015, the SPY Elite and PINPOINT Imaging Systems were approved and registered in Australia, Brazil, Thailand, Turkey, New Zealand, the Philippines, Taiwan, Israel and South Korea. The PINPOINT Imaging System was approved in Mexico in 2014. The Company also has clearance to market SPY, PINPOINT and LUNA Imaging Systems in Bangladesh, India, Hong Kong and Chile.

ITEM 4.	BUSINESS RISK FACTORS

Risks Related to NOVADAQ’s Business

The Company is subject to certain risks and uncertainties inherent in the operation of its business. These risks are many and varied, and are influenced by factors both internal and external to the operation of the business. The risks and uncertainties described below are ordered in accordance with the extent to which they would be expected to impact the Company’s business on an ongoing basis and, accordingly, would require more oversight and active management. It should be noted, however, that lower rank risks may still represent serious threats notwithstanding the expectation that they may be less likely to be realized or may be of a lesser magnitude.

The Company Has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Successful Commercialization of the Company’s Products

The Company’s future success will depend in large part on its own ability to directly commercialize SPY Elite, PINPOINT, LUNA Imaging Systems and DermACELL. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of NOVADAQ’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner.  In addition, the Company’s success will depend on its ability to successfully commercialize the Other Products.  There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Company’s Products, whether unfavorable publicity develops in respect of the Products, or whether the emergence of new or existing products that directly compete with the Products are proven to be more clinically effective or cost-effective.

Quarterly Results Fluctuate

The Company’s quarterly results are likely to fluctuate substantially. For example, the Company’s fiscal fourth quarter has historically been the strongest quarter for new product purchases by the Company’s customers. Additionally, some of the important factors that may cause the Company’s revenues, operating results and cash flows to fluctuate from quarter to quarter include:

•	the Company’s ability to retain and increase sales to existing customers and attract new customers;
•	the number of new Company employees;
•	changes in pricing policies and terms of contracts, whether initiated by the Company or as a result of competition;
•	the cost, timing and management effort for the introduction of new features to the Company’s Products;
•	the costs associated with developing new technologies and the follow-on costs of integration and consolidating the results of newly developed technologies into the Company’s Products;
•	the rate of expansion and productivity of the Company’s sales force;
•	the length of the sales cycle for the Products;
•	new product introductions by competitors;
•	the Company’s success in selling the Products to large group purchasing organizations or health systems;
•	regulatory compliance costs;

•	extraordinary expenses such as litigation or other dispute-related settlement payments; and
•	the timing of commission, bonus, and other compensation payments to employees.

Many of these factors are outside of the Company’s control, and the occurrence of one or more of them might cause the Company’s operating results to vary widely. As such, the Company’s believes that quarter-to-quarter comparisons of its revenues, operating results and cash flows may not always be meaningful and should not be relied upon as an indication of future performance.

Additionally, the Company may fail to meet or exceed the expectations of securities analysts and investors, and the market price of the Company’s shares could decline. If one or more of the securities analysts who cover the Company adversely change their recommendation regarding the Company’s stock, the market price of the Company’s common stock could decline. Moreover, the stock price may be based on (i) expectations, estimates or forecasts of the Company’s future performance that may be unrealistic or that may not be met, and (ii) global macro-economic factors outside of the Company’s control.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development.  However, in mid-2005, the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2013, the Company formed certain alliances with four market leading companies for the broad commercialization of NOVADAQ’s leading Products. In 2013, NOVADAQ established a direct sales organization in the U.S. to sell PINPOINT and LUNA Imaging Systems to end-user hospitals and clinics with additional expansion in the direct sales organization in 2015. During the course of 2016, NOVADAQ will expand its sales team in order facilitate its re-organization into two distinct divisions (surgical and wound care). The success of the re-organized sales force and the successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control.  The Company has incurred losses to date and expects to incur losses in the future.  In addition, despite the Company’s current focus on the commercialization of its Products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company.  There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Successful Commercialization of DermACELL

In connection with the signing of a multi-year distribution agreement with LifeNet Health in December 2014, NOVADAQ is the exclusive worldwide distributer of LifeNet Health’s DermACELL tissue products for wound and breast reconstruction surgery. The Company’s ability to achieve sales targets will be dependent, in part, on its ability to successfully market and distribute DermACELL, along with the Company’s other Products. The ability of the Company to successfully distribute DermACELL tissue products will depend on a number of factors, including but not limited to, market penetration and acceptance among the targeted surgeons and hospitals, maintaining accounts and relationships with surgeons and hospitals that were previously managed by LifeNet Health, the effect of reimbursement codes for procedures involving DermACELL, and the clinical results from the use of DermACELL. There can be no assurance that the Company will be able to continue the successful marketing and distribution of DermACELL, and continued successful distribution of DermACELL will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities.  The Company has forecasted cash requirements for 2016, and funding from sources currently in place will permit the Company to meet its 2016 operating requirements.  However, in the long-term, the Company may require funding from outside sources to complete its business development plans; therefore, the Company may be dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of certain Products. There is no assurance that the Company will secure additional funding sources or partnerships.  Currently, the Company has no committed sources of capital other than a revolving credit agreement, dated August 26, 2011, with a Canadian chartered bank. As at December 31, 2015, the maximum amount that can be borrowed under the revolver loan was $1,837,000. Since its inception, the Company has not utilized its credit facility.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other IP rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company-owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology.  The extent to which it is unable to do so could materially harm its business.

NOVADAQ has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including Australia, Brazil, Canada, China, European Union, Hong Kong, India, Japan, Korea, Russia, Taiwan and the United States. Applications may not result in the issuance of any patents, and any patents now held or that may be issued, may not provide the Company with adequate protection from competition.  Furthermore, it is possible that third parties in patent litigation may successfully challenge patents issued or licensed to NOVADAQ.  It is also possible for others to develop products, which have the same effect as the Company’s Products on an independent basis, or to design around products that it has patented.  In either event, if NOVADAQ is unable to secure or to continue to maintain a preferred position, any of the SPY Imaging Systems could become subject to competition from the sale of generic or equivalent products.

The products and/or processes of others may infringe patents issued or licensed to the Company.  The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than NOVADAQ because of their substantially greater financial resources.  Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to NOVADAQ’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Other health care, medical device, biopharmaceutical companies and universities may have filed patent applications that may relate or affect the Company’s business. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection, which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. NOVADAQ could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe such patents. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s Products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s Products or even lead to prohibition of the development, manufacture or sale of certain Products.

Status of Healthcare Reimbursement

NOVADAQ cannot predict changes in either the facility or professional coding reimbursement or payment for the use of its Products. The Company continues to work closely with CMS and private payer organizations to maximize the opportunity for the establishment of codes, reimbursement and payment. The prices of medical products and services are increasingly being challenged and significant uncertainty exists with respect to the reimbursement status of newly approved health care devices and products. The future revenues and profitability of medical device companies, as well as the availability of capital, may be affected by the continuing efforts of government and third party payers to contain or reduce costs of health care through various means. There is no assurance that adequate third party coverage will be available to patients that will allow the Company to maintain price levels that are sufficient for the realization of profits.

Health Care Reform

Health care reform and controls on health care spending may limit the price the Company charges for certain Products and the amounts of such Products that it can sell. In particular, in the U.S., the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments the Company could collect from sales of certain Products in the U.S. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell certain Products profitably in the U.S.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. The outcome of any clinical trial is uncertain and subject to various risks, including the rate of patient enrolment, trial costs, time to trial completion, quality of clinical data, regulatory issues, efficacy and safety concerns. The Company’s PILLAR III study and the FILM study carry similar risks, including the possibility of clinical failure to show efficacy or safety or the potential requirement to increase the number of patients enrolled in the trial. There is no assurance that the Company will receive additional regulatory approvals for the Products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense.  In addition to products currently in the market, additional products may be introduced to compete with those of the Company.  Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by NOVADAQ.  Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than NOVADAQ in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources.  Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on NOVADAQ’s business and financial condition.

Additionally, since the Products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s Products obsolete.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful implementation of a placement, rental or capital sales model for the SPY Imaging Systems. The hospitals and clinics that are expected to be the end-users of the SPY Imaging Systems may resist such models or request alternate cost models that may not maximize returns on the Company’s investment.  A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners and increasing revenues through direct sales and marketing efforts. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to certain Products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain Products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Potential Future Corporate Developments

Management of NOVADAQ, in the ordinary course of NOVADAQ’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in NOVADAQ by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material IP, the development of new product lines or new applications for its existing devices, significant distribution arrangements, the sale of all of the shares of NOVADAQ and other similar opportunities and transactions. NOVADAQ’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors of NOVADAQ are buying or selling securities of NOVADAQ at a time when NOVADAQ is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of NOVADAQ’s common shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

Concentration of Revenue and Accounts Receivable

As at December 31, 2015, one business intermediary had an accounts receivable balance exceeding 10% of total accounts receivable. Concentration for this business intermediary comprised 21% of total accounts receivable as at December 31, 2015 as compared to 34% as at December 31, 2014. The same business intermediary accounted for 14% of total revenue for the year ended December 31, 2015.  The Company had three customers which comprised of 23%, 20% and 12% of total revenue for the year ended December 31, 2014. Otherwise, no individual customer had an accounts receivable balance exceeding 10% of total accounts receivable for the fiscal year ended December 31, 2015.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture SPY Imaging Systems, including components such as the fluorescence agent used with the SPY Imaging Systems, in accordance with the FDA and other regulatory requirements. The Company is also dependent on LifeNet Health for the supply of DermACELL, which consists of human tissue supplied by organ and tissue donors. As a result, the supply of human tissue is limited and beyond the control of LifeNet Health and the continued and consistent supply of human tissue products cannot be guaranteed.

The Company does not control the manufacturing processes of its suppliers or the manner in which human tissue is processed by LifeNet Health. If the current manufacturing process of the suppliers of parts and components for the SPY Imaging Systems, or the manner in which human tissue is processed by LifeNet Health, is modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the U.S. FDA, Health Canada and other regulatory bodies will require the Company or LifeNet Health to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved.  Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of certain Products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Company’s Products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the U.S. and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with cGMP affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the U.S. and equivalent regulators in other jurisdictions. NOVADAQ and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of NOVADAQ or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that NOVADAQ’s manufacturers and suppliers will continue to comply with regulatory requirements, including cGMP.  In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving which can result in changes to regulations, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. NOVADAQ’s current or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

The Onco-Life System, acquired in connection with purchase of assets from Xillix Technologies Corp. by the Company in 2007, and the CO2 Heart Laser System are FDA PMA products in the U.S. and are subject to a higher standard of regulatory reporting to the FDA. NOVADAQ’s facilities and quality systems are audited annually with respect to ISO 13485 certification and Health Canada licensure. In 2011 and 2014, NOVADAQ successfully completed FDA inspection on its former Richmond, British Columbia facility. The most recent ISO audit was in November 2015 at the Burnaby, British Columbia facility. Future successful review by a health authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing and sale of devices and pharmaceuticals and interaction with healthcare professionals. Recent healthcare legislation in the U.S. requires medical device manufacturers to report transfer of value to physicians and teaching hospitals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company.  In addition, NOVADAQ will need to continue to expand its management and employee base as it continues to support the commercialization of the Products.  The Company’s future financial performance, its ability to support commercialization of the Company’s Products and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

International Sales Present Inherent Risk

The Company sells the Products throughout the world and there are certain risks and challenges which are inherent to conducting business internationally. In fiscal 2015, international sales represented approximately 10% of the Company’s total revenues, however the Company is intending to continue to expand its international sales effort in the upcoming years. Currently, the Company’s international business model involves entering into a distribution agreement with a local company that specializes in the sales of medical devices to hospitals and physicians.  The risks and challenges associated with the sale of the Products to customers outside of North America include but are not limited to: currency conversion risks; currency fluctuations and controls; political instability; economic unrest; compliance with multiple, conflicting and changing governmental laws and regulations; different pricing environments; different or lesser protection of the Company’s IP; the potential imposition of tariffs; and, natural disasters, acts of war, terrorism or security breaches. Any one of these factors could negatively impact international sales and the result of the Company’s international operations.

Research and Development Risk

A principal component of NOVADAQ’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, NOVADAQ’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly,

NOVADAQ will likely incur significant research and development expenditures.  However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products.  Product development is subject to regulatory overview and approval at significant costs.  Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect NOVADAQ’s business and financial condition.

Company’s Business Predicated on Licensed Technology.

Certain aspects of NOVADAQ’s business are predicated on licensed technology and IP.  For example, the technology and IP rights that form the basis for the SPY Imaging System are licensed from third parties which subjects NOVADAQ to certain potential risks that would not be present had NOVADAQ developed the technology and IP independently. License agreements may subject NOVADAQ to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. In some circumstances, the failure to meet these obligations may result in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In third party licenses where NOVADAQ has minimal or no control over the prosecution of patents and other IP rights underlying such licenses, NOVADAQ is dependent on the licensor to diligently pursue and prosecute these IP rights. In such circumstance, the licensor may not have sufficient incentive to diligently pursue such protection or to pursue protection commercially relevant to the Company.  The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, NOVADAQ typically only receives the benefit of IP protection under such licenses in those jurisdictions where applications for protection are filed.  As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions.  This could adversely affect the Company’s business and financial condition.

Finally, certain third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration.  As a result, the ability of NOVADAQ to exploit and fully commercialize the technology over time may be limited.  This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-License, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as (i) the patents and other assets purchased from Xillix Technologies Corp. for screening applications in gastrointestinal and lung cancers, (ii) the inventory and intellectual property held by Aimago, a wholly owned subsidiary of the Company, such as rights to the EasyLDI Camera, and (iii) inventory and patents from Digirad related to the “Trapper” Surgical Imaging System. The Company’s ability to profit from these technologies is not guaranteed, and if NOVADAQ is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity.  NOVADAQ currently maintains liability insurance coverage in the aggregate amount of $10,000,000. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts.  In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, NOVADAQ could be required to cease the commercialization of certain Products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Foreign Exchange Fluctuations

The Company generates its sales and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations is located in Canada, which results in disbursements of approximately $24,891,000 annually. As the exchange rate between Canada and the U.S. becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the twelve month reporting period ending December 31, 2015, the exchange rate commenced at $1.17 and closed at $1.38 favoring the U.S. currency. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements that are mainly period related. To minimize exchange exposure, the Company has the ability to purchase futures contracts

The Financial Reporting Obligations of Being a Public Company in the U.S. are Expensive and Time Consuming, and Place Significant Additional Demands on Management

In connection with the listing of NOVADAQ’s common shares on the NASDAQ, the Company became subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on management. In accordance with the United States Jumpstart Our Business Startup Act (“JOBS Act”) enacted on April 5, 2012, the Company previously qualified as an “emerging growth company” (“EGC”), which entitled the Company  to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. As at June 30, 2014, the Company’s market value of its common shares held by non-affiliates exceeded U.S.$700 million. As a result, the Company no longer qualifies as an “emerging growth company” and is subject to the Section 404(b) of the Sarbanes-Oxley Act and requires an independent audit of the Company’s internal controls over financial reporting commencing as of December 31, 2014.

As a Foreign Private Issuer, the Company is Subject to Different U.S. Securities Laws and Rules than a Domestic U.S. Issuer, which may limit the Information Publicly Available to the Company’s U.S. Shareholders

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may Lose its Foreign Private Issuer Status in the Future, which Could Result in Significant Additional Costs and Expenses to the Company

In order to maintain its current status as a foreign private issuer, non-residents of the U.S. must either directly or indirectly own a majority of the Company’s common shares unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if the majority of the Company’s common shares are held in the U.S. and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company were not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

ITEM 5.	ACQUISITIONS

On May 12, 2014, the Company completed the acquisition of Aïmago, a privately held medical imaging company, founded in 2008 as a spin-off from Ecole Polytechnique Fédérale de Lausanne, a Switzerland based academic and research institution. The Company paid Aïmago shareholders consideration of U.S.$10,000,000, which included U.S.$6,500,000 in cash, plus U.S.$3,500,000 in NOVADAQ common shares. The Company issued 201,845 common shares from treasury.  If certain regulatory and commercial milestones are achieved in the future, NOVADAQ may also pay contingent consideration totaling an additional U.S.$2,400,000 which may be satisfied in cash or in NOVADAQ common shares at NOVADAQ’s option. Of the initial consideration of U.S.$10,000,000, approximately U.S.$357,000 was allocated to inventory, with the remainder allocated to acquired patents. As part of the transaction, the Company incurred U.S.$225,000 of legal and other incremental costs which have been included as part of the cost of the patents. The Company will record the additional contingent consideration of up to U.S.$2,400,000 upon achievement of the specific milestones. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. Aïmago’s lead product, the EasyLDI Camera, is 510(k) cleared by the FDA and CE Marked for sale in Europe. The design of the device is tablet inspired, and is capable of “point-and-shoot” perfusion imaging at the surface of the skin, without the need to administer any imaging agent to patients. EasyLDI Camera’s ability to rapidly visualize surface perfusion is expected to be optimal for screening and pre-diagnostic uses in multiple settings including doctors’ offices where patients are assessed for wounds, burns and limb ischemia.

In August 2013, NOVADAQ acquired surgical scintigraphy imaging technology that is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The Company acquired inventory and patents from Digirad related to the “Trapper” Surgical Imaging System for consideration of U.S.$2,000,000 and up to an additional U.S.$1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years from the date of the first commercial sale. Of the initial consideration, approximately $147,000 was allocated to inventory, with the remainder allocated to the patents.  In addition, three other patents were acquired for U.S.$664,853, resulting in total patent acquisition cost of U.S.$2,517,267. All patents acquired are expected to have finite useful lives varying from 13 – 21 years are being and will be amortized using the straight-line method.

ITEM 6.	INTELLECTUAL PROPERTY

NOVADAQ’s IP portfolio includes 63 active patent families representing 102 granted or allowed patents and 131 patent applications in various stages of prosecution. The majority of the Company’s patents and patent applications relate to fluorescence imaging hardware, software and methods, and include embodiments for both open and minimally invasive surgery. Six of the granted patents relate to TMR surgery.

The Company believes that the protection of its IP is an essential element of its business, and the Company intends to continue its investment in the development of its IP portfolio. To broaden the Company’s IP protection, further patent applications are being pursued in connection with technologies relating to SPY imaging, other fluorescence imaging, non-fluorescence imaging, and non-imaging technologies. Examples of such applications include the imaging of blood flow and tissue perfusion for plastic and reconstructive surgery, cardiovascular surgery, organ transplant and neurosurgery. The Company also owns intellectual property related to new fluorescence imaging agents, including a proprietary nerve imaging agent. These new fluorescence imaging agents will be compatible with the growing installed base of SPY Imaging Systems.

The Company pursues a global IP strategy. The Company has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including Australia, Brazil, Canada, China, European Union, Hong Kong, India, Japan, Korea, Russia, Taiwan and the United States.  The Company also relies upon trade secrets, know-how and other proprietary, confidential information for the protection of its IP. The Company requires all employees, consultants, scientific advisors and other contractors to enter into confidentiality agreements to protect against the disclosure of such proprietary information.

In addition to developing its own IP portfolio, the Company has licensed and acquired IP rights from third parties through exclusive licenses, collaborative research and asset purchase agreements. Under a license agreement with the National Research Council of Canada dated June 30, 2000, as amended, the Company acquired the worldwide exclusive license to technology incorporated into certain SPY Imaging products. In 2006, the Company entered into an exclusive agreement with the University of Rochester Medical Center (“URMC”) to license a portfolio of patent applications in the field of intra-operative fluorescence guided imaging in a variety of clinical applications including nerve sparing procedures and lymphatic imaging. The Company has since acquired certain of the patent rights from URMC. Under an asset purchase agreement entered into in 2007 with Xillix Technologies Corp., the Company acquired all of Xillix Technology Corp.’s intellectual property, which included a substantial portfolio relating to minimally invasive fluorescence imaging technology. In 2011, the Company acquired all IP assets related to equipment and methods for TMR surgery from PLC. In 2014, pursuant to a share purchase agreement under which Aïmago became a wholly-owned subsidiary of NOVADAQ, the Company gained access to all the intellectual property of Aïmago, which relate to various laser Doppler and laser speckle imaging technologies.

NOVADAQ’s IP portfolio further includes a number of registered trademarks and pending trademark applications in the following jurisdictions: Australia, Brazil, Canada, China, European Union, Hong Kong, India, Japan, Korea, Russia, Taiwan and the United States.

In particular, NOVADAQ’s trademark portfolio includes the following marks: NOVADAQ, SPY, SPY PAQ, SPY ELITE, SPY Q, SPY-Q, SPY-QCM, SPY CSF, SPY COLOR-SEGMENTED FLUORESCENCE, iSPIES, SPY AGENT, SPY-PHI, LUNA, LUNA PAQ, PINPOINT, PINPOINT PAQ, NOVADAQ PINPOINT, PINPOINT A SPY TECHNOLOGY, PINPOINT & Design, NOVADRAPE, PILLAR, FILM, IMAGING ILLUMINATED, ILLUMINATED BY SPY FLUORESCENCE, NOVAGREEN and Illumination Square Design.

ITEM 7.	HUMAN RESOURCES

As of December 31, 2015, the Company employed approximately 307 employees, including 5 members of senior management and 302 full-time employees. Approximately 164 employees are involved in sales and marketing activities, approximately 55 employees are engaged in research and development activities, approximately 47 employees are engaged in operational activities and approximately 41 employees are engaged in general and administrative activities. None of the Company’s employees belong to or are represented by a labor union.

ITEM 8.	FACILITIES

The Company’s corporate head office is located in Mississauga, Ontario, Canada.  The corporate head office houses mainly administrative functions such as human resources and finance. All of the Company’s research and development and manufacturing activities are carried out in its facility in Burnaby, British Columbia. The Company also leases premises in Taunton, MA to support its service operation.

ITEM 9.	DIVIDENDS

As of the date of this Annual Information Form, the Company has not paid any dividends on its common shares to date. The Company’s current intention is to retain earnings to fund the development and growth of the Company, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term.  The Company’s Board of Directors will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

ITEM 10.	DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

As at December 31, 2015, there were a total of 56,253,327 common shares issued and outstanding. The holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held at such meetings. The holders of the common shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the common shares.  The holders of the common shares will participate ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

As at December 31, 2015, there were no preferred shares outstanding.  The Company is authorized to issue an unlimited number of preferred shares, which may be issued from time to time in one or more series.  The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the Board of Directors to apply to any series of preferred shares, the holders of preferred shares shall be entitled to receive notice of meetings of the shareholders pursuant to the by-laws of the Company, but shall have no right to be present at or vote either in person, or by proxy, at any of the general meetings by virtue of or in respect of their holding of preferred shares (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act or under applicable securities laws).

Subject to any rights, privileges, restrictions and conditions that may have been determined by the Board of Directors to apply to any series of preferred shares or any restrictions in any of the Company’s debt agreements:

a)

the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends;

b)

with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall rank on a parity with the preferred shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Company ranking junior to the preferred shares; and

c)

on winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of assets other than by way of dividend amongst the Company’s shareholders for the purposes of winding-up its affairs, the holders of the preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each preferred share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

Stock Options and Warrants

As at December 31, 2015, a total of 3,894,805 stock options were outstanding under the Company’s employee stock option plan. On March 24, 2011, the Company closed a private placement of U.S.$14,280,240, net of transaction costs of U.S.$998,207, in exchange for 4,731,864 units at a price of U.S$3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants.  Each warrant has a five-year term and is exercisable for one common share at an exercise price of U.S$3.18.

As at December 31, 2015, there were 1,561,515 warrants outstanding from the March 2011 issuance.

Since the conversion price of such shareholder warrants issued in March 2011 are in a currency different than the Company’s functional currency, International Financial Reporting Standards require that they be classified on the consolidated statement of financial position of the Company as a financial liability based on their fair values and are re-measured at each reporting period. Any changes in fair values are recognized through the consolidated statements of loss and comprehensive loss.

Long-Term Incentive Plan

On April 7, 2015 the Board approved the Company’s long term incentive plan (the “LTIP”), a copy of which is attached to the Company’s management information circular dated April 8, 2015, available on

SEDAR at www.sedar.com. The LTIP was approved by shareholders of the Company at the annual and special meeting of shareholders held on May 13, 2015.

The LTIP is an incentive-based equity compensation program that provides for the grant of restricted share units (the “RSUs”) and deferred share units (the “DSUs”).  RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company.  DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the LTIP is calculated by dividing the dollar amount of such grant by the market value of a NOVADAQ common share on the date of grant, which is equal to the volume weighted average trading price of all NOVADAQ common shares traded on the NASDAQ Stock Market (or other exchange where the common shares are listed) for the five (5) trading days immediately preceding the date of grant.  As at December 31, 2015, there were 29,302 RSUs outstanding.  There were no DSUs granted during the year ended December 31, 2015.

ITEM 11.	MARKET FOR SECURITIES
11. 1	Trading Price and Volume

The Company’s common shares are listed and posted for trading on the TSX the under symbol “NDQ”. The price ranges and trading volume of Company’s common shares in 2015 on the TSX were as follows (share price is stated in Canadian dollars per common share):

Month	Open	High	Low	Close	Volume (Total)
January, 2015	19.54	19.54	15.98	18.08	28,921
February, 2015	17.96	21.07	17.78	20.75	311,819
March, 2015	20.77	21.00	17.39	20.70	35,635
April, 2015	19.81	21.50	12.25	13.02	224,646
May, 2015	13.24	13.43	12.05	12.48	304,834
June, 2015	12.60	15.39	11.79	15.22	169,863
July, 2015	15.10	17.39	14.16	15.06	53,713
August, 2015	14.28	16.27	13.30	15.07	22,203
September, 2015	14.99	17.75	13.36	14.09	19,507
October, 2015	14.20	17.35	13.29	16.97	52,096
November, 2015	17.23	18.12	15.09	16.14	27,910
December, 2015	16.37	19.00	14.87	17.74	19,187

The Company’s common shares are listed and posted for trading on the NASDAQ under the symbol “NVDQ”. The price ranges and trading volume of Company’s common shares in 2015 on the NASDAQ was as follows (share price is stated in U.S. dollars per common share):

Month	Open	High	Low	Close	Volume (Total)
January, 2015	16.81	16.89	14.31	14.23	6,338,818
February, 2015	14.18	16.88	13.77	16.55	4,555,568
March, 2015	16.53	17.05	13.00	16.24	4,810,965
April, 2015	16.21	17.29	10.10	10.81	14,085,993
May, 2015	10.85	11.10	9.79	10.01	10,589,371
June, 2015	10.04	12.41	9.40	12.11	9,046,010
July, 2015	12.19	13.45	10.89	11.47	5,557,794
August, 2015	11.44	12.71	9.97	11.55	5,993,470
September, 2015	11.39	13.50	9.72	10.43	5,780,977
October, 2015	10.47	13.31	9.87	13.05	9,161,255
November, 2015	12.95	13.88	11.19	12.18	6,340,002
December, 2015	12.25	13.95	10.96	12.74	5,486,759

11. 2	Prior Sales

The price and volume of securities of the Company not traded or quoted on a marketplace issued for the most recently completed fiscal year is discussed above under “Description of Capital Structure”.

ITEM 12.	DIRECTORS AND OFFICERS
12. 1	Directors and Executive Officers

The names, municipalities of residence, principal occupations and positions with the Company of the directors and executive officers of the Company are set forth below.  Directors of the Company serve as such until the next annual meeting of shareholders, or until their successors are elected or appointed.

To the knowledge of the Company, as of December 31, 2015 and based on the information provided by the directors and executive officers, the directors and senior management of the Company collectively beneficially own or exercise control or direction over, directly or indirectly, 2,331,264 common shares of the Company, which represents approximately 4% of the issued and outstanding common shares as of December 31, 2015.

Name and Municipality of Residence	Position with the Company	Director’s Principal Occupation	Director Since
ARUN MENAWAT Oakville, Ontario, Canada	Chairman of the Board, President and Chief Executive Officer	President and Chief Executive Officer	July 2003
RICK MANGAT Aurora, Ontario, Canada	Sr. Vice President and General Manager	Not applicable	Not applicable
ROGER DECK Toronto, Ontario, Canada	Chief Financial Officer	Not applicable	Not applicable
LORI SWALM Dallas, Texas, United States	Vice President, Marketing	Not applicable	Not applicable
DERRICK GUO Toronto, Ontario, Canada	General Counsel	Not applicable	Not applicable
ANTHONY GRIFFITHS(2)(3) Toronto, Ontario, Canada	Lead Director	Business Consultant and Corporate Director	June 2002
HAROLD O. KOCH, JR.(3) Fair Oaks Ranch, Texas, United States	Director	Corporate Director	September 2003
WILLIAM A. MACKINNON(1)(3) Toronto, Ontario, Canada	Director	Corporate Director	May 2009
PATRICE MERRIN(1) (2) Toronto, Ontario, Canada	Director	Corporate Director	March 2015
THOMAS WELLNER(1) Toronto, Ontario, Canada	Director	President and Chief Financial Officer of Revera Inc. President, WellCap Advisors, Ltd.	May 2014
ROBERT S. WHITE(2) Plymouth, Minnesota, United States	Director	President and Chief Executive Officer, Entellus Medical, Inc.	September 2014

Notes:

(1)	Denotes member of the Audit Committee.
(2)	Denotes members of the Compensation Committee.
(3)	Denotes members of the Governance Committee.

The following is a brief description of the backgrounds of the current directors and officers of the Company:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since 2003 and was appointed as Chairman of the Board in 2015. From 1999 to 2003, Dr. Menawat held increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, a publicly traded medical imaging software company. Prior to joining Cedara, Dr. Menawat was Vice President of Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies. He also served as business manager and research & development manager at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds B.S. in biology from the University of District of Columbia and an M.S. and Ph.D. in Chemical (Bio) Engineering from the University of Maryland. Dr. Menawat completed a fellowship in biomedical engineering at the National Institute of Health. He also holds an Executive MBA from the J.L. Kellogg School of Management, Northwestern University. Dr. Menawat is also a director of Profound Medical, Inc. and a member of the board of trustees of the American Society of Colon and Rectal Surgeons Research Foundation.

Rick Mangat.  Dr. Mangat co-founded NOVADAQ in April of 2000 and is a co-inventor of the SPY Imaging Systems. The research element of his PhD thesis (Pharmacology and Therapeutics), performed at the National Research Council of Canada (Institute for Biodiagnostics), formed the foundation for SPY Imaging and related IP. Dr. Mangat has led the research, development and commercialization teams at NOVADAQ from bench-top through clinical use of the SPY Imaging Systems and is now responsible for the general management of NOVADAQ’s commercial business unit including sales and marketing. Dr. Mangat received his Bachelor of Science from the University of Toronto and a PhD from the University of Manitoba.

Roger Deck.  Mr. Deck has over 20 years of operational and financial experience. Prior to being Chief Financial Officer, he was the Vice-President of Operations for NOVADAQ from June 2008 to December 2014 and also previously served as the Chief Financial Officer of NOVADAQ from 2004 to June 2008.  Mr. Deck served as Vice President, Financial Advisory Services at PricewaterhouseCoopers LLP from 2001 to 2003.  From 2000 to 2001, Mr. Deck worked with J.R./Janus Merchant Brokers Ltd., an independent mid-market M&A advisory firm. Prior to that role, Mr. Deck served as Vice President of Merchant Banking at Brascan Corporation, starting in this position in 1996.  Mr. Deck is a chartered accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

Lori Swalm. Ms. Swalm joined NOVADAQ in 2004 as Director of Market Development then served from 2007 until 2010 as Director of Reimbursement. In 2010, as Vice President of Product Development, Ms. Swalm established NOVADAQ's research, development and manufacturing operations in British Columbia. From April of 2013 to December 2014, Ms. Swalm served as Vice President of Regulatory Affairs and Health Policy. In January 2015, she became the Vice President of Marketing and assumed additional responsibilities for clinical affairs, product and corporate marketing. Prior to joining NOVADAQ, Ms. Swalm founded a not-for-profit Medical Education and Clinical Research Organization and worked in medical device start-ups in the areas of clinical and outcomes research and marketing. Ms. Swalm earned her MA in Political Science and Public Law at the University of Las Vegas, Nevada.

Derrick Guo. Mr. Guo joined NOVADAQ in 2014 as Corporate Counsel and has served as General Counsel and Corporate Secretary since 2015.  In this role, Mr. Guo oversees NOVADAQ’s global legal activities and policies, as well as ethics and compliance.  Prior to joining NOVADAQ, Mr. Guo was a corporate lawyer at Stikeman Elliott from 2007 to 2014, serving as external counsel to NOVADAQ during such time, with a focus on securities law, mergers and acquisitions, and commercial and corporate law.  Mr. Guo is also a chartered accountant and worked at PriceWaterhouseCoopers LLP from 2000-2004.  Mr. Guo is a member of the Law Society of Upper Canada and a member of the Chartered Professional Accountants of Ontario.  Mr. Guo holds an Honours Bachelor’s Degree in Commerce from the University of Toronto and a Juris Doctor from Osgoode Hall Law School.

Anthony Griffiths.  Mr. Griffiths is Lead Director of the Board of Directors and is currently an independent business consultant and corporate director.  Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987, and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993.  Mr. Griffiths is also a director of Fairfax Financial Holdings Limited and Fairfax India Holdings Corporation.

Harold O. Koch, Jr.  For the past 38 years, Mr. Koch previously held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields until his retirement in 2014. Mr. Koch was the Executive Vice President and Chief Scientific Officer of Pamlab LLC (now Nestlé Health Science – Pamlab, Inc.), a developer, licensor and marketer of pharmaceutical products since July 2002, a role he held until his retirement on June 30, 2014. Prior to joining Pamlab Inc., Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., and Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds three US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million and four pending applications. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University.

William A. Mackinnon.  Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 until his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the board of directors of each of KPMG Canada, KPMG International and KPMG Americas. He is an active volunteer and currently serves as a member of the board of The Toronto Community Foundation, and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

Patrice Merrin. Ms. Merrin is a corporate director and is currently a non-executive director of Glencore PLC and Stillwater Mining Company. Ms. Merrin was Chairman of the Board of CML HealthCare Inc., a leading provider of medical laboratory testing services, from 2011 to 2013, having served as a director since 2008. She was a director of Ornge, the Province of Ontario's air ambulance and medical transport service, from 2012 to 2015. Ms. Merrin served as President, CEO and Director of Luscar Ltd., then owned equally by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board, from 2005 to 2006, prior to which she served as Executive Vice-President and Chief Operating Officer of Sherritt International from 1999 to 2004. She co-chairs the Leadership Council of Perimeter Institute for Theoretical Physics as well as its Emmy Noether Circle which aims to support and fund women in physics and mathematical physics at Perimeter. Ms. Merrin holds a BA from Queen's University and completed the Advanced Management Programme at INSEAD.

Thomas Wellner. Mr. Wellner is the President and CEO of Revera, a leading owner, operator and investor in the senior living sector. Since joining Revera in early 2014, Mr. Wellner has led the organization through transformational change, developing the company’s strategic direction to grow, innovate and lead in the sector. He has worked with a number of strategic partners in Canada, the U.S. and the U.K. to grow Revera’s portfolio to more than 500 properties internationally. Mr. Wellner has extensive global experience in biotech, pharmaceuticals and health care services, previously leading a number of organizations including LifeLabs, CML HealthCare and Therapure Biopharma. He began his career at Eli Lilly where he held a variety of global operational and leadership roles. Mr. Wellner holds an Honours Bachelor of Science degree in Life Sciences from Queen’s University and has completed the ICD Directors Education Program at Rotman School of Management as well as executive education through Harvard Business School. He sits on the Boards of a number of public and private companies.

Robert S. White is a medical technology industry veteran with over 25 years of leadership experience gained through numerous positions with Medtronic, Instromedix-LifeWatch, ALARIS Medical Systems, Eli Lilly and General Electric. Mr. White joined Entellus Medical Inc. as President and Chief Operating Officer in November 2014 and was promoted to President and Chief Executive Officer in April of 2015, along with being appointed to its board of directors. Previously, Mr. White was the President and Chief Executive Officer of TYRX, a privately-held company commercializing innovative, implantable combination drug/device products designed to reduce surgical site infections, until it was acquired by Medtronic in March 2014. Prior to joining TYRX, Mr. White served as President of Medtronic Kyphon following the U.S.$3.9 billion acquisition of the spinal treatment business. During his time with Medtronic, Mr. White also served as President of Physio Control, Vice President of Corporate Development, and Vice President of U.S. Sales and Global Marketing where he was responsible for all commercial operations for the Medtronic Cardiac Rhythm Management business. Mr. White started his career with General Electric and joined Eli Lilly and Company in 1989. Mr. White serves on the boards of directors of AtriCure, Inc. and HyperBranch Medical Technology, Inc. Mr. White holds a B.S. in Aerospace Engineering from the University of Missouri-Rolla and a M.B.A. from Cornell University’s Johnson Graduate School of Management.

12. 2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was a director of AbitibiBowater Inc. until June 2010. The company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the CCAA and in the U.S. under Chapter 11 of the U.S. Bankruptcy Code in April 2009. On December 9, 2010 the company emerged from creditor protection under the CCAA in Canada and Chapter 11 in the U.S.

Mr. Griffiths was formerly a director of PreMD Inc. until February 2010, and, in connection with the voluntary delisting of the company’s shares from the TSX, cease trade orders were issued in April 2009, requiring all trading in and all acquisitions of securities of the company to cease permanently due to the company’s failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

Mr. Griffiths was a director of Jaguar Mining Inc. from May 2004 to June 2013.  On December 23, 2013, that company commenced proceedings under the CCAA to complete a recapitalization and financing transaction.  Trading of that company’s common shares was suspended on December 23, 2013 and those shares were delisted from the TSX on February 10, 2014.  On February 7, 2014, the affected unsecured creditors of that company and the Ontario Superior Court of Justice approved that company’s plan of compromise and arrangement pursuant to the CCAA, which was implemented effective April 22, 2014.

Other than as noted above, no director or executive officer of the Company is, or within the past ten years before the date of this Annual Information Form has (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets; or (iii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

12. 3	Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and shareholders of other companies that are similarly engaged in the research and development of medical products. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith, with a view to the best interests of the Company and to disclose any interest they may have in any property or opportunity.  If a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will disclose his or her interest and abstain from voting on such matter.

In the opinion of the Company, there are no existing or potential conflicts of interests among the Company, its subsidiary, any directors or officers of the Company or its subsidiary, or other insiders of the Company at this time.

12. 4	Share Ownership Guidelines

In order to ensure the interests of the named executive officers and directors are aligned with the interests of the Company’s shareholders, the Board approved the adoption of share ownership guidelines in December of 2015. Current directors and named executive officers have three years from December 2015 to meet the share ownership requirements. New named executive officers are expected to meet the requirements within three years following the commencement of their tenure as a named executive officer with the Company.

The guidelines for covered persons, expressed as a multiple of their current annual base salary or retainer (as applicable), are as follows:

POSITION	MINIMUM OWNERSHIP
Directors	3 x Retainer
Chief Executive Officer	4 x Base Salary
Other Named Executive Officers	1 x Base Salary

ITEM 13.	LEGAL PROCEEDINGS

Management of the Company is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Company which would be material to the Company’s financial condition or results of operations.

ITEM 14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect the Company.

ITEM 15.	TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. Computershare Trust Company, N.A. is the co-transfer agent for the common shares at its offices in Golden, Colorado.

ITEM 16.	MATERIAL CONTRACTS

The only material contracts entered into by the Company within the past year, or entered into before the most recently completely financial year but still in effect, other than in the ordinary course of business, are the following:

(a)	License Agreement with National Research Council of Canada referred to under “Intellectual Property”;
(b)	License, Development and Supply Agreements with Intuitive referred to under Narrative Description of the Business – Alliances and Partnerships”;
(c)	Distribution Agreement with Maquet Cardiovascular LLC referred to under “Narrative Description of the Business – Alliances and Partnerships”; and
(d)	Sales and Distribution Agreement with LifeNet Health referred to under “Three-Year History – Fiscal 2014 Highlights” and “Narrative Description of the Business – Alliances and Partnerships”.
ITEM 17.	INTERESTS OF AUDITORS

The consolidated financial statements for the financial year ended December 31, 2015 have been audited by KPMG LLP, who have confirmed that they are independent with respect to NOVADAQ within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulation, and that they are independent accountants with respect to NOVADAQ under all relevant U.S. professional and regulatory standards.

ITEM 18.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s most recent Management Information Circular dated April 16, 2015.

Additional financial information is provided in the Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ending December 31, 2015

© 2016 Novadaq Technologies, Inc. NOVADAQ, SPY, SPY PAQ, SPY ELITE, SPY Q, SPY-Q, SPY-QCM, SPY CSF, SPY COLOR-SEGMENTED FLUORESCENCE, iSPIES, SPY AGENT, SPY-PHI, LUNA, LUNA PAQ, PINPOINT, PINPOINT PAQ, NOVADAQ PINPOINT, PINPOINT A SPY TECHNOLOGY, PINPOINT & Design, NOVADRAPE, PILLAR, FILM, IMAGING ILLUMINATED, ILLUMINATED BY SPY FLUORESCENCE, NOVAGREEN and Illumination Square Design are trademarks of Novadaq Technologies, Inc.

APPENDIX “A”

AUDIT COMMITTEE INFORMATION

1.	Audit Committee Charter

See Schedule I  attached hereto.

2.	Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of Mr. William Mackinnon, Ms. Patrice Merrin and Mr. Thomas Wellner.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

3.	Relevant Education and Experience

Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December, 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital and a member of the board of The Toronto Community Foundation and Roy Thomson Hall.  Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and of the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

Ms. Merrin is a corporate director and is currently a non-executive director of Glencore PLC and Stillwater Mining Company. Ms. Merrin was Chairman of the Board of CML HealthCare Inc., a leading provider of medical laboratory testing services, from 2011 to 2013, having served as a director since 2008. She was a director of Ornge, the Province of Ontario's air ambulance and medical transport service, from 2012 to 2015. Ms. Merrin served as President, CEO and Director of Luscar Ltd., then owned equally by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board, from 2005 to 2006, prior to which she served as Executive Vice-President and Chief Operating Officer of Sherritt International from 1999 to 2004. She is a member of the Leadership Council at Perimeter Institute for Theoretical Physics and co-chairs its Emmy Noether Circle which aims to support and fund women in physics and mathematical physics at Perimeter. Ms. Merrin holds a BA from Queen's University and completed the Advanced Management Programme at INSEAD.

Mr. Wellner is President and CEO of Revera, a leading owner, operator and investor in the senior living sector. Since joining Revera in early 2014, Mr. Wellner has led the organization through transformational change, developing the company’s strategic direction to grow, innovate and lead in the sector. He has worked with a number of strategic partners in Canada, the U.S. and the U.K. to grow Revera’s portfolio to more than 500 properties internationally. Mr. Wellner has extensive global experience in biotech, pharmaceuticals and health care services, previously leading a number of organizations including LifeLabs, CML HealthCare and Therapure Biopharma. He began his career at Eli Lilly where he held a variety of global operational and leadership roles. Mr. Wellner holds an Honours Bachelor of Science degree in Life Sciences from Queen’s University and has completed the ICD Directors Education Program at Rotman School of Management as well as executive education through Harvard Business School. He sits on the Boards of a number of public and private companies.

All audit services and fees are approved by the Audit Committee as follows. The Audit Committee has established an audit and non-audit services pre-approval policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. On an annual basis, the Audit Committee reviews and provides pre-approval for certain types of services that may be rendered by the independent auditors and a budget for audit services for the applicable fiscal year. Upon pre-approval of the services on the initial list, management may engage the auditor for specific engagements that are within the definition of the pre-approved services. Any significant service engagements above a certain threshold will require separate pre-approval. The policy contains a provision delegating pre-approval authority to the Chair of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting. A final detailed review of all audit and non-audit services and fees is performed by the Audit Committee prior to the issuance of the audit opinion at year-end.

4.	External Auditor Services

Audit Fees

KPMG LLP charged the Company $383,000 for audit services from January 1, 2015 to December 31, 2015 and charged the Company $287,000 for audit services in 2014.

Audit Related Fees

KPMG LLP charged the Company nil for audit related services for the period from January 1, 2015 to December 31, 2015 and nil for audit related services for the period from January 1, 2014 to December 31, 2014.

Tax Fees

KPMG LLP charged the Company $18,193 for tax services for the period from January 1, 2015 to December 31, 2015 and charged the Company $6,292 for tax services for the period from January 1, 2014 to December 31, 2014,

All Other Fees

KPMG LLP charged the Company nil for other services for the period from January 1, 2015 to December 31, 2015 and nil for other services for the period from January 1, 2014 to December 31, 2014.

SCHEDULE I

AUDIT COMMITTEE CHARTER OF

NOVADAQ TECHNOLOGIES INC.

Section 1	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of NOVADAQ Technologies Inc., and any subsidiaries from time to time, (the “Company”).  The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

(a)

recommending to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company and the compensation of such external auditor;

(b)

directly overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;
(d)

satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the present and former auditor of the Company;
(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”), and other financial information provided by the Company to any governmental body or the public; and

(h)

monitoring compliance with the Company’s Code of Ethics through the assistance of the Disclosure and Compliance Committee, which comprises the Chief Executive Officer, General Counsel and Company Secretary and a senior vice president.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter.  However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

Section 2	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of a minimum of three directors, such directors as are determined by the Board, each of whom shall be independent and financially literate, within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.  A majority of members must be resident Canadians.  All members of the Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices.  Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.  Each member should have experience or education that provides for an understanding of the accounting principles used by the Company to prepare its financial statements, an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or experience actively supervising one or more persons engaged in such activities) and an understanding of internal controls and procedures for financial reporting.

The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed.  Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Audit Committee may be removed by the other members of the Board at any time. The Chair may be removed by the other members of the Board or the Committee in consultation with the Board at any time.

The Committee should meet at least four times annually, or more frequently as circumstances require. The Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Committee may ask members of Company management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.

In order to foster open communication, the Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with Company management quarterly in connection with the Company’s interim financial statements.

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours of notice to each of its members. The notice period may be waived by all members of the Committee.  Each of the Chairman of the Board and Chief Executive

Officer, the Lead Director, the external auditor, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Committee to call a meeting.

Section 3	ROLE

In addition to the matters described in Section 1, the Audit Committee should:

(1)	Determine any desired agenda items.
(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.
(3)	Review the public disclosure regarding the Audit Committee required by Multilateral Instrument 52-110.
(4)	Summarize in the Company’s annual report the Committee's composition and activities, as required.
(5)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents/Reports Review

(6)	Review the Company's annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A.
(7)	Review other financial information provided to any governmental body or the public as they see fit.
(8)	Review and approve the Company’s annual and interim earnings press releases before the Company publicly discloses this information.
(9)

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

External Auditor

(10)

Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.  Instruct the external auditor that its ultimate client is not management.

(11)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(12)	Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence.
(13)	Review and approve requests for any material non-audit services or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees.
(14)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.
(15)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(16)	Communicate directly with the external auditor; and arrange for the external auditor to report directly to the Audit Committee.
(17)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the full Board as needed.

Financial Reporting Processes

(18)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.
(19)

Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(20)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.
(21)	Consider proposed major changes to the Company’s accounting principles and practices.

Reporting Process

(22)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.
(23)	Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.
(24)	Periodically consider the need for an internal audit function, if not present.
(25)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(26)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.
(27)

Where there are significant unsettled issues that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(28)

Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.  This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(29)

Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

Risk Management

(30)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(31)

If considered appropriate, conduct or authorize investigations into any matters within the Committee's scope of activities. The Committee is empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any such investigation.

(32)	Perform any other activity as the Committee deems necessary or appropriate.
(33)

Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to prepare financial statements, to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Company’s compliance with applicable laws or regulations.

(34)

The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s security holders for any purpose whatsoever.  The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Company or other liability whatsoever.

Section 4	AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)

Anyone may submit a complaint regarding conduct by the Company or its respective employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters.  The Chair of the Audit Committee should oversee the treatment of such complaints.

Procedures

(2)	The Chair of the Audit Committee is designated to receive and administer or supervise the administration of employee complaints.
(3)

In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint to (the following confidential e-mail address (l) or to a confidential mail box at l).

Investigation

(4)	The Chair of the Audit Committee should review and investigate the complaint. Corrective action should be taken when and as warranted.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

The Chair of the Audit Committee should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.